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SECURIT 07001111 :ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 47184

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/06** (MM/DD/YY) AND ENDING **12/31/06** (MM DD YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Jones, Byrd & Attkisson, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2839 Paces Ferry Road, Suite 320
(No. and Street)

Atlanta	**GA**	**30339**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ron Attkisson **(770) 431-6200**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2120 Powers Ferry Road, Suite 350	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Ron Attkisson**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Jones, Byrd & Attkisson, Inc.**, as of **December 31**, **2006**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

Signature

President

Title



TERI CHRISTIANSON
MY COMMISSION EXPIRES
NOTARY
PUBLIC
JUNE 28, 2009
COBB COUNTY, GEORGIA

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JONES, BYRD & ATTKISSON, INCORPORATED
Financial Statements and Schedules
as of December 31, 2006
With
Report of Independent Auditor

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT AUDITORS

To the Stockholder of
Jones, Byrd & Attkisson, Incorporated:

We have audited the accompanying statement of financial condition of Jones, Byrd & Attkisson, Incorporated, a wholly-owned subsidiary of IFS Holdings, Inc., as of December 31, 2006 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, present fairly, in all material respects, the financial position of Jones, Byrd & Attkisson, Incorporated as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



RUBIO CPA, PC

February 13, 2007
Atlanta, Georgia

JONES, BYRD & ATTKISSON, INCORPORATED
STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS

Cash and cash equivalents	$ 30,228
Due from clearing broker dealer	41,415
Clearing deposit	50,000
Accounts receivable	3,452
Due from Holdings - refundable income taxes	3,020
Prepaid expenses	13,479
Securities owned	57,637
Total assets	$ 199,231

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable	$ 13,951
Accrued compensation	23,502
Total liabilities	37,453
Stockholder's Equity	
Common stock, $.001 par value, 20,000,000 shares authorized, 100 shares issued and outstanding	-
Additional paid-in capital	190,004
Retained earnings	(28,226)
Total stockholder's equity	161,778
Total liabilities and stockholder's equity	$ 199,231

The accompanying notes are an integral part of these financial statements.

JONES, BYRD & ATTKISSON, INCORPORATED
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES:	
Investment banking	$ 623,091
Commissions	895,824
Total revenues	1,518,915
EXPENSES:	
Employee compensation and benefits	879,918
Clearing fees	83,802
Communications and data processing	33,798
Occupancy	95,058
Management fees	135,792
Other operating expenses	234,182
Total expenses	1,462,550
INCOME BEFORE INCOME TAXES	56,365
INCOME TAX EXPENSE	18,000
NET INCOME	$ 38,365

The accompanying notes are an integral part of these financial statements.

JONES, BYRD & ATTKISSON, INCORPORATED
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 38,365
Adjustments to reconcile net income to net cash provided by operating activities:	
Management fee rebate	(96,944)
Unrealized depreciation – securities owned	39,308
Increase in due from clearing broker dealer	(6,344)
Increase in prepaid expenses	(409)
Increase in accounts payable	4,572
Decrease in accrued compensation	3,992
Increase in accounts receivable	17,600
Decrease in refundable income taxes	18,000
Net cash provided by operating activities	18,140
NET INCREASE IN CASH	18,140
CASH, at beginning of period	12,088
CASH, at end of period	$ 30,228

SUPPLEMENTAL CASH FLOW INFORMATION:

Marketable securities transferred to parent as rebate of management fees	$ 96,944

The accompanying notes are an integral part of these financial statements.

JONES, BYRD & ATTKISSON, INCORPORATED
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2006

	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2005	$ 190,004	$ (66,591)	$ 123,413
Net income		38,365	38,365
Balance, December 31, 2006	$ 190,004	$ (28,226)	$ 161,778

The accompanying notes are an integral part of these financial statements.

JONES, BYRD & ATTKISSON, INCORPORATED
NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
December 31, 2006

CORPORATE ORGANIZATION AND BUSINESS

Jones, Byrd & Attkisson, Incorporated, formerly known as CFD Fund Distributors, Inc. (the "Company"), was wholly-owned by The BISYS Group, Inc. ("Former Parent") until August 2003. Effective August 2003, the Company was sold to IFS Holdings, Inc. ("Holdings").

The Company is subject to the regulations of the National Association of Securities Dealers, Inc., the Securities and Exchange Commission, and the securities divisions of the various states where the Company is licensed to do business.

The Company's principle business activities are retail brokerage and investment banking services. Most of the Company's customers are located in the Southeastern United States.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates: The preparation of financial statements requires the use of certain estimates and assumptions by management in determining the entity's assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses. Actual results may differ from the estimated amounts.

Income Taxes: The Company is to be included in the consolidated federal income tax return filed by its Parent. Federal and state income taxes are calculated as if the companies filed on a separate return basis and the amount of current tax provision or benefit is transferred to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements. Deferred tax expense or benefit is recognized in the financial statements for the changes in deferred liabilities or assets between years. Income taxes are calculated using the liability method specified by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

Cash And Cash Equivalents: The Company considers all cash and money market instruments with a maturity of 90 days or less to be cash and cash equivalents.

Securities Owned: Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

JONES, BYRD & ATTKISSON, INCORPORATED
NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
December 31, 2006

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rules (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $127,269 which was $77,269 in excess of its required net capital of $50,000 and its ratio of aggregate indebtedness to net capital was .294 to 1.0.

RELATED PARTY TRANSACTIONS

The Company paid rent for office facilities during 2006 which amounted to approximately $95,000. The leases are obligations of Holdings, but the premises are occupied by the Company.

In addition, the Company pays management fees to Holdings sufficient for Holdings to pay its expenses. Holdings expenses during 2006 consisted primarily of compensation, advances to stockholders and professional fees. Net management fees paid for 2006 were approximately $136,000.

During 2006, the Company received securities from the Parent with a fair market value at the date of transfer of approximately $97,000, which was recorded as a reduction of management fee expense in the accompanying financial statements.

The above amounts and terms are not necessarily indicative of the amounts and terms that would have been incurred had comparable transactions been entered into with independent parties.

OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

CLEARANCE AGREEMENT

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities.

The Company's clearing agreement requires that a minimum balance of $50,000 be maintained on deposit with the clearing broker.

JONES, BYRD & ATTKISSON, INCORPORATED
NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
December 31, 2006

INCOME TAXES

The provision for income taxes is summarized as follows:

Current income tax expense	$ 18,000
Deferred income tax expense	-
Income tax expense	$ 18,000

Deferred income taxes are recognized for the effects of net operating loss carryforwards for income tax purposes and temporary differences between the basis of assets and liabilities for financial and income tax purposes.

During 2006, the Company utilized approximately $60,000 of net operating loss carry forward and the net operating loss carryforward at December 31, 2006 is insignificant.

Refundable income taxes in the balance sheet are to be refunded by Holdings.

NET LOSS

During 2006, the Company was dependent on Holdings to reduce management fees to provide working capital and to meet its net capital requirements. The reduced management fee income to Holdings caused Holdings to incur a significant loss during 2006. The owners of Holdings have represented to the Company that they will make capital contributions to Holding or otherwise raise capital for Holdings so that Holdings may reduce management fees as considered necessary to ensure that the Company survives until January 1, 2008.

RETIREMENT PLAN

Effective January 2004, the Company adopted a 401(k) Plan covering substantially all employees. Employer contributions are discretionary. There were no employer contributions during 2006.

SECURITIES OWNED

Securities owned at December 31, 2006, which were received in 2006 from the Parent as a rebate of management fees paid, consisted of common stocks of publicly traded companies.

JONES, BYRD & ATTKISSON, INCORPORATED
NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
December 31, 2005

LITIGATION

The Company is subject to claims and litigation in the ordinary course of business.

At December 31, 2006, the Company is defendant in an action in Louisiana wherein a customer alleges, among other things, negligence and breach of contract related to a best efforts capital raise. The claimant seeks an unspecified amount of compensation. Management believes that its loss, if any, arising from this matter will not have a material adverse effect on the Company's financial position.

JONES, BYRD & ATTKISSON, INCORPORATED

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

December 31, 2006

COMPUTATION OF NET CAPITAL:	
Total stockholder's equity	$ 161,778
Less nonallowable assets:	
Prepaid expenses	(13,479)
Accounts receivable	(3,452)
Refundable income taxes	(3,020)
Net capital before haircuts	141,827
Less haircuts	(14,558)
Net capital	$ 127,269
COMPUTATION OF AGGREGATE INDEBTEDNESS:	
Aggregate indebtedness	$ 37,453
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required	$ 50,000
EXCESS NET CAPITAL	$ 77,269
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.294 to 1.0

JONES, BYRD & ATTKISSON, INCORPORATED

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
DECEMBER 31, 2006

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(ii) of the rule and does not hold customers' funds or securities.

SCHEDULE III

RECONCILIATION PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(d)4
DECEMBER 31, 2006

Net capital as reported in December 31, 2006 Focus Report	$ 128,077
Audit adjustments to beginning retained earnings	(808)
Net capital per Schedule I	$ 127,269

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Board of Directors of
Jones, Byrd & Attkisson, Incorporated:

In planning and performing our audit of the financial statements of Jones, Byrd & Attkisson, Incorporated for the year ended December 31, 2006, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Jones, Byrd & Attkisson, Incorporated that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, that we consider to be material weaknesses as defined above.

However, we noted that due to the size of the Company, duties surrounding cash receipts and disbursements have not been segregated to achieve adequate internal control over these functions. These conditions were considered in determining the nature, timing and extent of procedures performed in our audit of the financial statements for the year ended December 31, 2006 and this report does not effect our report thereon dated February 13, 2007.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

February 13, 2007
Atlanta, Georgia



RUBIO CPA, PC

END